Exhibit 99.1

Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 Email: allen.zhang@pansoft.com	CCG Investor Relations Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com

For immediate release:

Pansoft Signs Agreement with Jinan Housing Industrialization Development Center

Jinan, China, July 28, 2010 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced the signing of an agreement with Jinan City Housing Industrialization Development Center, a state-run business under the Urban Construction Committee of the Jinan Municipal Government, to develop and operate a web based software platform, the China Skeleton Infilling (CSI) Products E-commerce Platform.

Under the CSI approach, only the frame, original floor, and ceiling are constructed onsite. The apartment in the frame is filled according to the customer’s wishes with pre-manufactured and removable walls to form different rooms including finished kitchens and bathrooms, which sit on elevated floors above the pipes and electrical lines.  CSI is a popular new approach for construction and furnishing in Japan and Europe and is gaining acceptance in China.  The term CSI refers to all of the infilling objects.  By reducing onsite construction, CSI increases building efficiency and reduces damage to the environment by turning construction into a manufacturing process, and CSI enhances quality control for both construction and furnishing.  This approach has also received government support in terms of land being specifically designated for CSI construction, a minimum percentage of housing construction projects being required to use the CSI model, and through CSI builders receiving preferential tax and loan treatment.  The CSI Products E-commerce Platform will involve thousands of CSI product manufacturers and contractors, as well as millions of potential buyers.  In addition, the platform will facilitate millions of housing purchases, mortgage loan programs, and sales of CSI products.  Pansoft will leverage its expertise and technology to develop trading and payment management software systems to support and operate the website.

Under the agreement, Pansoft will invest a total of RMB 15 million over three years for a 70% stake in the CSI Products E-commerce Platform.  Jinan Housing Industrialization Development Center will provide the relevant CSI technology and trading model in exchange for a 30% stake in the platform.  “The CSI model apartments are expected to comprise 20% of all housing in China in the near future, representing approximately 1.4 million units with a potential market for CSI products of approximately RMB 110 billion,” said Mr. Quanliang Wang, Director of the Jinan City Housing Industrialization Promotion Center.  “Of this figure, RMB 22 billion is expected to be transacted through the trading platform developed and operated by this joint venture.”

“We are honored to cooperate with the Jinan Housing Industrialization Development Center on this unique online commerce platform,” said Hugh Wang, Pansoft’s Chairman. “This is a great opportunity for Pansoft to enter into the CSI product e-commerce market with solid government support and strong environmental awareness. The platform will facilitate B2B and B2C transactions, coordinate payments, and enable the virtual display of industrialized residential housing elements.  The display and trading platform for virtual products has special requirements, which pose a high entry barrier for other players.  Although the outlook for housing projects completed with CSI could face certain risks, such as market acceptance for pre-manufactured housing in China, these types of online transactions still represent a huge potential market.  We are optimistic about the future growth of this market segment and remain positive on its financial contribution to Pansoft.”

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, and inventory control and customer relationship management. For more information, visit http://www.pansoft.com.

About Jinan City Housing Industrialization Development Center

Jinan City Housing Industrialization Development Center primarily announces demonstration projects, coordinates project appraisal, promotes residential technology development, and provides deployment and management of information systems in Jinan City. Its responsibilities include project development, management of the developer bidding process, and supervision and control of project funding. The center employs several experienced engineers and technicians.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding the success and the expected financial contribution from future projects, government support for pre-manufactured housing, acceptance of pre-manufactured housing in China, and the performance of China’s housing market in general.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate its business acquisition, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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